UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

ADVANCEPIERRE FOODS HOLDINGS, INC.
(Name of Subject Company)

DVB MERGER SUB, INC.

(Offeror)

TYSON FOODS, INC.
(Parent of Offeror)
(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00782L107
(CUSIP Number of Class of Securities)

David L. Van Bebber
Tyson Foods, Inc.
2200 West Don Tyson Parkway
Springdale, AR 72762-6999
(479) 290-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

George R. Bason, Jr., Esq.
Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,213,906,411.35	$372,491.75
*	Estimated solely for purposes of calculating the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 78,664,929 shares of common stock, par value $0.01 per share, of AdvancePierre Foods Holdings, Inc. (“AdvancePierre”) multiplied by the offer price of $40.25 per share, (ii) the net offer price for 644,823 shares issuable pursuant to outstanding options with an exercise price less than $40.25 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $40.25 minus the weighted average exercise price per share of $25.70) and (iii) 771,952 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $40.25 per share. The calculation of the filing fee is based on information provided by AdvancePierre as of May 24, 2017.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$371,877.41	Filing Party:	DVB Merger Sub, Inc. and Tyson Foods, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 9, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

CUSIP No. 00782L107	13D

1.	Name of Reporting Person TYSON FOODS, INC.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%(1)
14.	Type of Reporting Person CO

_______________

(1)	Beneficial ownership of the common stock, par value $0.01, of AdvancePierre Foods Holdings, Inc. (“AdvancePierre”) (the “Shares”) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 00782L107	13D

1.	Name of Reporting Person DVB MERGER SUB, INC.(1)
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person CO

_______________

(1)	As a result of the merger, between DVB Merger Sub, Inc. (“Merger Sub”) and AdvancePierre, Merger Sub was merged with and into the AdvancePierre and thereafter ceased to exist.

CUSIP No. 00782L107	13D

1.	Name of Reporting Person TYSON LIMITED PARTNERSHIP
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%(1)
14.	Type of Reporting Person PN

_______________

(1)	Beneficial ownership of the Shares is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by DVB Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Tyson Foods, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on May 9, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of AdvancePierre Foods Holdings, Inc., a Delaware corporation (“AdvancePierre”), for $40.25 per Share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated May 9, 2017 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 1 through 9, 11 and 12 as reflected below.

Items 1 through 9; Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on Tuesday, June 6, 2017. The Depositary for the Offer has indicated that a total of 68,648,055 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 87.27% of the outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered for 1,890,809 Shares, representing approximately 2.40% of the outstanding Shares. The number of Shares tendered (excluding Shares presented pursuant to Notices of Guaranteed Delivery for which certificates were not yet delivered) satisfies the Minimum Condition, and all Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment by Purchaser.

Parent expects to complete its acquisition of AdvancePierre through the Merger as promptly as practicable without a meeting of stockholders of AdvancePierre in accordance with Section 251(h) of the DGCL, with AdvancePierre surviving as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $40.25 per Share in cash, without interest but subject to any required withholding of taxes (which is the same amount per Share paid in the Offer) other than (i) treasury Shares held by AdvancePierre and any Shares owned by Parent or Purchaser or any direct or indirect wholly owned subsidiary of Parent or AdvancePierre, which Shares will be canceled, and (ii) Shares held by any person who was entitled to and has properly demanded statutory appraisal of his or her Shares. Instructions outlining the steps to be taken to obtain the Merger Consideration will be mailed to AdvancePierre stockholders who did not tender their Shares in the Offer.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2017

DVB MERGER SUB, INC.

By:	/s/ R. Read Hudson
Name:	R. Read Hudson
Title:	Vice President and Secretary

TYSON FOODS, INC.

By:	/s/ R. Read Hudson
Name:	R. Read Hudson
Title:	Vice President, Associate General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of May 9, 2017.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on May 9, 2017.

(a)(5)(A)*	Joint Press Release of Tyson Foods, Inc. and AdvancePierre Foods Holdings, Inc. dated April 25, 2017 (incorporated by reference to Exhibit 99.1 of the Tyson Foods, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(B)*	Note sent by Thomas P. Hayes, CEO of Tyson Foods, Inc., to Tyson Foods, Inc. employees on April 25, 2017 (incorporated by reference to Exhibit 99.1 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(C) *	Note sent by Scott Rouse, Chief Customer Officer of Tyson Foods, Inc. to Tyson Foods, Inc.’s commercial sales team on April 25, 2017 (incorporated by reference to Exhibit 99.2 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(D)*	Presentation given by Thomas P. Hayes, CEO of Tyson Foods, Inc. to Tyson Foods, Inc. employees entitled “Team Talk” on April 25, 2017 (incorporated by reference to Exhibit 99.3 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(E)*	Transcript of Conference Call hosted by Tyson Foods, Inc. held on April 25, 2017 (incorporated by reference to Exhibit 99.4 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(F)*	Note sent by Thomas P. Hayes, CEO of Tyson Foods, Inc. to Tyson Foods, Inc.’s senior leadership team on April 25, 2017 (incorporated by reference to Exhibit 99.5 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(G)*	FAQ Memo issued by Tyson Foods, Inc. on April 25, 2017 (incorporated by reference to Exhibit 99.6 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(H)*	Letter sent by Thomas P. Hayes, CEO of Tyson Foods, Inc., to Tyson Foods, Inc.’s customers on April 25, 2017 (incorporated by reference to Exhibit 99.7 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on April 25, 2017).

(a)(5)(I)*	Excerpts from the Form 10-Q filed by Tyson Foods, Inc. on May 8, 2017 (incorporated by reference to Exhibit 99.1 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 8, 2017).

(a)(5)(J)*	Excerpts from press release, dated May 8, 2017, announcing financial results for the first six months of the fiscal year ending October 1, 2017 (incorporated by reference to Exhibit 99.2 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 8, 2017).

(a)(5)(K)*	Excerpts from earnings presentation given by Tyson Foods, Inc. dated May 8, 2017 (incorporated by reference to Exhibit 99.3 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 8, 2017).

(a)(5)(L)*	Excerpts from earnings call held by Tyson Foods, Inc. on May 8, 2017 (incorporated by reference to Exhibit 99.4 of the Tyson Foods, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on May 8, 2017).

Exhibit No.	Description

(a)(5)(M)*	Class Action Complaint filed as of May 12, 2017 (Bushansky v. AdvancePierre Foods Holdings, Inc., et al., Case No. 17 Civ. 326).

(a)(5)(N)*	Class Action Complaint filed as of May 15, 2017 (Parshall v. AdvancePierre Foods Holdings, Inc., et al., Case No. 17 Civ. 333).

(a)(5)(O)*	Class Action Complaint filed as of May 24, 2017 (Gallagher v. AdvancePierre Foods Holdings, Inc., et al., Case No. 17 Civ. 356).

(b)(1)*	Senior Unsecured Term Loan Facility and Senior Unsecured Revolving Credit Facility Commitment Letter dated as of April 25, 2017 among Tyson Foods, Inc. and Morgan Stanley Senior Funding, Inc.

(b)(2)*	Senior Unsecured Bridge Facility Commitment Letter dated as of April 25, 2017 among Tyson Foods, Inc. and Morgan Stanley Senior Funding, Inc.

(b)(3)*	Term Loan Agreement, dated as of May 12, 2017, among Tyson Foods, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.1 of the Tyson Foods, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2017).

(b)(4)*	Amended and Restated Credit Agreement, dated as of May 12, 2017, among Tyson Foods, Inc., the subsidiary borrowers party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 of the Tyson Foods, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2017).

(c)	Not applicable.

(d)(1)*	Agreement and Plan of Merger dated as of April 25, 2017 among Tyson Foods, Inc., AdvancePierre Foods Holdings, Inc. and DVB Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Tyson Foods, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2017).

(d)(2)*	Tender and Support Agreement dated as of April 25, 2017 among Tyson Foods, Inc., DVB Merger Sub, Inc., OCM Principal Opportunities Fund IV Delaware, L.P. and OCM APFH Holdings, LLC. (incorporated by reference to Exhibit 99.1 of the Tyson Foods, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2017).

(d)(3)*	Confidentiality Agreement dated as of April 23, 2017 among Tyson Foods, Inc. and AdvancePierre Foods Holdings, Inc.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

_______________

* Previously Filed